

March 14, 2011

H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

> **Re:** **Provectus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-9410**

Dear Dr. Dees:

We have reviewed your January 21, 2011 and February 25, 2011 responses to our December 23, 2010 letter and have the following comment.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2010

4. Equity Transactions, page 8

1. Please refer to your responses to comment three. We have reviewed your materiality analysis and we do not agree with your assessment that the impact of adjusting the financial statements for the appropriate accounting treatment for the warrants is immaterial. As a result, please restate your financial statements and file an Item 4.02 Form 8-K identifying non-reliance on the applicable financial statements as soon as practicable.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant